Filed pursuant to Rule 433

Registration Statement No. 333-148982

This is a reference sheet, sent out in the propsectus packages, helping to explain the most commonly misunderstood questions from the subscription agreement.

A special company with a special task in a special country

Subscription Agreement Reference Sheet

  Joint Purchases - If you are purchasing jointly with another individual, both names need to be on the paperwork under the Title of Account and both individuals need to sign the subscription agreement. Also, please be sure to mark the Account Classification as JTWROS (Joint Tenants with Right of Survivorship) or TEN COM (Joint Tenants in Common).

  Address - (1) Mail Address - Enter your complete mailing address here. (2) Physical Address - If you put the name and address for your retirement plan or corporation in the Mail Address box or if you use a P.O. Box for your mailing address, write your physical home address here.

  Worth - (1) Net Worth - It is an estimate of all of your assets minus any liabilities (i.e. cars, homes, stock, real estate, retirement plans, etc. minus any amount owed on them) (2) Liquid Net Worth - Includes only those assets that are readily saleable or convertible into cash (i.e. cash, marketable stocks and bonds, assets easy to sale) minus cash liabilities. A general estimate is acceptable if you do not know the exact number.

  Tax Rate - Based on your last filed tax return, what was the highest bracket for which you paid taxes. If you do not know the bracket, simply enter the word -total- and then enter the number (as a percent) resulting from dividing the taxes you paid by your gross income. (This information is required to be completed by the regulations governing the underwriters.)

  Investment Dollar Amount - This amount should be equal to the number of units purchased, multiplied by $10 (i.e. 100 units = $1,000)

  Initial Purchase or Additional Purchase - If this is the first time you are purchasing in THIS offering (and not one of our private placements or the IPO), check the box to indicate that this is an initial purchase. If you have previously purchased shares in THIS offering, then check the appropriate box to indicate whether or not this is your 2nd, 3rd, 4th or 5th purchase. If this is an additional purchase and you have already purchased the minimum 100 units, this purchase must be for a minimum of 50 units.

  Identification Verification - We must have a photocopy of your Driver's License, Passport, or Gov't issued ID. You do not need all three. Please be sure that the copy is legible. If the address on this document does not match the address on your subscription agreement, please write and sign a brief note as to the reason. If purchasing jointly with another individual please be sure to include a photocopy of both identification cards. Your agreement will NOT be able to be processed without this information.

  Payment - (1) Check Enclosed & Check Number - Please mark the box to indicate that your check is enclosed and write the check number in the space provided. We can accept personal, business and bank cashier's checks. Please make your check payable to "Sterling Trust Company, FBO Zion Oil & Gas Subscribers". (2) Wire Transfer - Complete the information requested for a wire transfer. Once you have initiated your wire transfer, fax your subscription agreement right away to Brockington at 631-234-0408.

  Signatures - Please be sure to sign in the blank signature area for 'Registered Owner' (and Co-Owner if a joint purchase) and not in the blank area for 'Zion Acceptance'.

Detailed Instructions can be found at www.zionoil.com

NOTICE

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Direct links to the SEC location, or to the documents in PDF, may be found on the Zion's website at www.zionoil.com.